April 17, 2020

Howard N. Morof
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

       Re: Altair Engineering Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           File No. 001-38263

Dear Mr. Morof:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology